SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, August 5, 2025 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Voqen Energia Ltda. (“Voqen”) and Petróleo Brasileiro S.A. - Petrobras (“Petrobras”).
Relationship with the issuer	Voqen is a company controlled by Braskem S.A. (“Braskem”), which is a related company of Petrobras.
Purpose	Contracting by Voqen (buyer) for the supply of natural gas by Petrobras (seller), under a firm and non-flexible modality, to serve Braskem's units located in Rio Grande do Sul, as a Voqen customer in the free market, in the state of Rio Grande do Sul.
Key Terms and Conditions
  Validity: from 08/01/2025 to 12/31/2026;
  Contractual Daily Quantity (QDC): 300,000 m³/day (three hundred thousand cubic meters per day);
  Modality: firm and non-flexible, with gas delivery at the entrance of the transport network (TBG).

Estimated amount of the contract: R$ 324,293,473.00 (three hundred and twenty-four million, two hundred and ninety-three thousand, four hundred and seventy-three reais).

Contract signing date	07/28/2025.
Possible participation of the counterparty, its partners, or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	There was no participation by the counterparty, the counterparty's partners or the counterparty's administrators in the decision-making process or negotiation of the transaction.

Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment

Market parameters were considered for the agreed commercial conditions, such as the firm and non-flexible modality and contracting terms equivalent to those applied to other natural gas suppliers of Voqen, under the same proposed contracting model. This enabled the migration to the free market and allowed Voqen to meet Braskem’s natural gas demands in the state of Rio Grande do Sul.

This transaction was approved by the competent authority and complied with Braskem's Related Party Transactions Policy.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.